Exhibit 3.1

PROLOGIS, INC.

ARTICLES SUPPLEMENTARY

REDESIGNATING AND RECLASSIFYING ALL 300,000 SHARES OF 6 1/2%

SERIES L CUMULATIVE REDEEMABLE PREFERRED STOCK

AS PREFERRED STOCK

PROLOGIS, INC., a corporation organized and existing under the laws of the State of Maryland (the “Corporation”), certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: Pursuant to the authority expressly vested in the Board of Directors of the Corporation (the “Board”) by Article IV of the charter of the Corporation and pursuant to Section 2-105 of the Maryland General Corporation Law, the Board, or a duly authorized committee thereof, adopted resolutions and caused to be filed with the SDAT Articles Supplementary (the “Series L Articles Supplementary”) classifying, establishing and designating 2,300,000 shares of Preferred Stock, par value $0.01 per share, of the Corporation (the “Preferred Stock”) as shares of 6 1/2% Series L Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series L Preferred Stock”).

SECOND: On April 19, 2013, the Corporation redeemed all 2,000,000 shares of issued and outstanding Series L Preferred Stock, and, in accordance with section 5(f) of the Series L Articles Supplementary, after such redemption, all 2,000,000 shares of previously issued and outstanding Series L Preferred Stock had the status of authorized but unissued Preferred Stock, without further designation as to series or class until such shares are once more designated as part of a particular series or class by the Board.

THIRD: No shares of Series L Preferred Stock are issued or outstanding.

FOURTH: Pursuant to the authority expressly vested in the Board as aforesaid, the Board adopted resolutions on or as of May 1, 2014 (the “Resolutions”) reclassifying and redesignating the 300,000 shares of Series L Preferred Stock (the “Shares”) previously classified pursuant to the Series L Articles Supplementary, to be and become shares of Preferred Stock as otherwise authorized for issuance under the charter of the Corporation (the “Charter”), without further designation nor any preferences or relative, participating, optional, conversion or other rights appertaining thereto, or voting powers, restrictions, limitations as to dividends, qualifications, terms or conditions of redemption, other than those, if any, applicable to shares of Preferred Stock generally, such that the same, as shares of Preferred Stock otherwise authorized for issuance under the Charter, shall be available for future reclassification and available for issuance upon proper authorization by the Board from time to time.

FIFTH: The Shares have been redesignated and reclassified by the Board, as contemplated by the Resolutions, under the authority contained in the Charter.

SIXTH: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

SEVENTH: These Articles Supplementary shall be effective at the time the SDAT accepts them for record.

EIGHTH: The undersigned officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its Senior Vice President and attested to by its Assistant Secretary on this 2nd day of May, 2014.

Prologis, Inc.

By:	/s/ Deborah K. Briones (SEAL)
Name:	Deborah K. Briones
Title:	Senior Vice President

ATTEST:

/s/ Jessica Polgar
Name: Jessica Polgar
Title: Assistant Secretary